FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[ X]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2008	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

“A Life Sciences Company”

For Immediate Release	April 24, 2008

Forbes Medi-Tech Announces Pharmavite Contract Renewal

~Following Strong Volume Growth in 2007, the Company Looks to Further Expand Product Line with Reducol™-Based Products~

Vancouver, British Columbia – Forbes Medi-Tech Inc. (TSX:FMI and NASDAQ:FMTI) today announced it has extended its supply and licensing contract with Pharmavite LLC until mid 2009 for the continued sale of Reducol™, the branded cholesterol lowering ingredient in one of Pharmavite’s leading line of dietary supplements, Nature Made® CholestOff® and CholestOff® Complete.

“Strong CholestOff® sales and line extensions have continued to build Pharmavite’s dominant position in the U.S. supplement market with Reducol™ and we now look forward to being part of their future expansion plans in 2008 and beyond,” said Laura Wessman, Senior Vice President, Operations at Forbes.

The contract calls for Pharmavite’s exclusive rights to Reducol™ in the U.S. mass-market distribution channel. Pharmavite is expected to support the CholestOff® and CholestOff® Complete brands through various media channels, public relations and NatureMade.com features.

CholestOff® and CholestOff Complete® are available in 60-count and 120-count caplet bottles and can be found in food, drug and mass market channels. CholestOff naturally reduces dietary cholesterol, while CholestOff Complete addresses dietary and genetic cholesterol.

For more information on CholestOff products, visit www.cholestoff.com. For more information on Reducol, visit www.reducol.com.

About Pharmavite

For more than 35 years, consumers and retailers have trusted Pharmavite for high-quality, research-based products that contribute to optimal health and overall wellness. Pharmavite is dedicated to helping people lead healthier lives through nutrition education and awareness. For more information, please visit www.Pharmavite.com.

About Forbes Medi-Tech

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of life-threatening disease. Our strategy and vision is to develop and market a portfolio of products for the benefit of all consumers, from the healthy person desiring consumer lifestyle products that can help reduce the risk of future disease, to medical patients needing therapeutic prescription products for the treatment of an established ailment.

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For more information, please contact:

Jodi Regts Director, Investor Relations & Communications Telephone: (604) 681-8976 E-mail: jregts@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. Forbes Medi-Tech (“Forbes” or the “Company”) has relied solely on Pharmavite LLC for the information about Pharmavite provided in this News Release and the Company disclaims any liability with respect to such information. This News Release contains forward-looking statements and information regarding Reducol™, Pharmavite’s products containing Reducol™, Pharmavite’s agreement with the Company, Pharmavite’s marketing plans, and the Company’s strategy and vision, which statements and information can be identified by the use of forward-looking terminology such as “to be”, “to maintain”, “is expected”, “extended”  or comparable terminology referring to future events or results. The Company’s actual results could differ materially from those anticipated in these forward-looking statements and information as a result of numerous factors, including the Company’s reliance on Pharmavite for performance;  product development risks; intellectual property risks; manufacturing and marketing risks and the Company’s dependency on Phyto-Source LP, its manufacturer of Reducol™; product liability and insurance risks; the effect of competition; exchange rate fluctuations;  the risk of unknown side effects; and the Company’s need for future funding; any of which could cause actual results to vary materially from current results or the Company’s anticipated future results. See the Company’s reports filed with the Canadian and U.S. securities regulatory authorities from time to time for cautionary statements identifying important factors with respect to such forward-looking statements and information, including certain risks and uncertainties, that could cause actual results to differ materially from results referred to in forward-looking statements and information. The Company assumes no obligation to update the information contained in this News Release.